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                                                                     Exhibit 4.5


                                                       ___________________, 2004


Universal Technical Institute, Inc.
20410 N. 19th Avenue, Suite 200
Phoenix, Arizona  85027

Credit Suisse First Boston LLC
Banc of America Securities LLC
Jefferies & Company, Inc.
SunTrust Capital Markets, Inc.
Thomas Weisel Partners LLC

c/o Credit Suisse First Boston LLC
Eleven Madison Avenue
New York, NY  10010-3629


Dear Sir or Madam:

         As an inducement to the Underwriters to execute the Underwriting Agreement, pursuant to which an offering will be made that is intended to result in an orderly market for Common Stock (the "SECURITIES") of Universal Technical Institute, Inc., and any successor (by merger or otherwise) thereto, (the "COMPANY"), the undersigned hereby agrees that from the date hereof and until and including 90 days after the public offering date (the "PUBLIC OFFERING DATE") set forth on the final prospectus used to sell the Securities (the "LOCK-UP PERIOD") pursuant to the Underwriting Agreement, to which you are or expect to become parties, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC. In addition, the undersigned agrees that, without the prior written consent of Credit Suisse First Boston LLC, it will not, during the Lock-up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

         The exercise of options granted to the undersigned will not be subject to or prohibited by this Agreement. Any Securities received upon such exercise of options will nevertheless be subject to this Agreement. Any Securities acquired by the undersigned in the open market will not be subject to this Agreement. A transfer of Securities to a family member or trust may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement.

         In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

         This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before June 13, 2004.

                                                Very truly yours,



                                                ----------------------------
                                                Name: